Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1    Name and Address of Company

ROYAL GROUP TECHNOLOGIES LIMITED (the “Company”)
1 Royal Gate Boulevard
Vaughan, Ontario L4L 8Z7

Item 2    Date of Material Change

February 23, 2006

Item 3    News Release

A press release was issued on February 23, 2006 in Toronto, Ontario and disseminated across Canada by Canada Newswire.

Item 4    Summary of Material Change

On February 23, 2006, the Company announced that it intends to release the Company's audited financial statements on March 29, 2006 for the year ended December 31, 2005.

In addition, the Special Committee of the Board of Directors of the Company confirmed that the Company's previously announced process to solicit bids for the Company is continuing. The Committee announced that it expects the due diligence process to continue for a short period of time following the release of the Company's audited annual financial statements and that it anticipates that it will request that final bids be submitted thereafter. In connection with the process, the Company may pursue discussions with one or more parties. The Company's current intention is to pursue a resolution to the process as expeditiously as possible and provide a further update at such time as it enters into a definitive transaction agreement or terminates the process.

At this time, a firm offer to acquire the Company has not been received and there can be no assurance that such an offer will be received or a transaction completed.

Item 5    Full Description of Material Change

Please see the press release attached hereto as Schedule “A”.

Item 6    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7    Omitted Information

Not applicable.

Item 8    Executive Officer

For further information, please contact:

Scott D. Bates
Vice-President, General Counsel and Corporate Secretary
Tel: (905) 264-0701
Fax: (905) 264-0702

Item 9    Date of Report

February 27, 2006

SCHEDULE “A”

Royal Group announces date for fourth quarter earnings release and conference call

TORONTO, Feb. 23 /CNW/ - Royal Group Technologies Limited (RYG:TSX; RYG:NYSE) announced today that it intends to release the Company's audited financial statements on March 29, 2006 for the year ended December 31, 2005.

Royal Group will hold a conference call pertaining to its financial results on Wednesday, March 29, 2006 at 10:00 a.m. (Toronto Eastern Time). The conference call will be web cast simultaneously and in its entirety through the Investor Relations section of the Company's web site, www.royalgrouptech.com . The earnings release and supplemental financial information will be available on the site prior to the conference call. A replay of the call will be available on the web site or by phone by dialing (416) 640-1917 and entering 21178602 followed by the number sign. The telephone replay will be available approximately two hours after the conference call and continue through March 31, 2006. An archive of the call will be maintained on the web site for three months.

In addition, the Special Committee of the Board of Directors of Royal Group confirmed today that Royal Group's previously announced process to solicit bids for the Company is continuing. The Committee announced that it expects the due diligence process to continue for a short period of time following the release of the Company's audited annual financial statements and that it anticipates that it will request that final bids be submitted thereafter. In connection with the process, the Company may pursue discussions with one or more parties. The Company's current intention is to pursue a resolution to the process as expeditiously as possible and provide a further update at such time as it enters into a definitive transaction agreement or terminates the process.

At this time, a firm offer to acquire the Company has not been received and there can be no assurance that such an offer will be received or a transaction completed.

Royal Group Technologies is a leading producer of innovative, attractive, durable and low-maintenance home improvement and building products, which are primarily utilized in both the renovation and new construction sectors of the North American construction industry. Royal Group is the recipient of several industry awards for product innovation. The company has manufacturing operations located throughout North America in order to provide industry-leading service to its extensive customer network. Additional investment information is available on Royal Group's web site at www.royalgrouptech.com under the "Investor Relations" section.

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should continue", "continue", "believe", "anticipate", "suggest", "estimate", "contemplate", "target", "plan", "budget", "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include the ongoing shareholder value maximization process and its outcome; the ongoing internal review and investigations by the Audit Committee of the Board of Directors and its outcome; fluctuations in the level of renovation, remodelling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to the cost reductions or increases in revenues related to sales price increases; the sufficiency of our restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of outstanding debt and our current debt ratings; Royal's ability to maintain adequate liquidity and refinance its debt structure by December 31, 2006, the expiry date of its current bank credit facility; the ability to meet the financial covenants in our credit facilities; changes in product mix; the growth rate of the markets into which Royal's products are sold; market acceptance and demand for Royal's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes, or similar matters; changes in securities or environmental laws, rules and regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of February 23, 2006 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

/For further information: Mark Badger, Vice President of Marketing and Corporate Communications, Royal Group Technologies Limited, Phone: (905) 264-0701/